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                               October 12, 2023

       Jared M. Wolff
       Chairman, President and Chief Executive Officer
       Banc of California, Inc.
       3 MacArthur Place
       Santa Ana, California 92707-7704

                                                        Re: Banc of California,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4/A
                                                            Filed September 29,
2023
                                                            File No. 333-274245

       Dear Jared M. Wolff:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

       Amendment No. 1 to the Registration Statement on Form S-4 filed September 29, 2023

       Background of the Mergers and the Investments, page 75

   1. We note your response to comment 5 and reissue in part. In this regard, we note the following:
                                                            You reference
"multiple potential investors" and "certain potential investors" that entered into
joinders to the NDA. However, you do not identify the investors, explain why Warburg and
Centerbridge ended up being chosen or disclose the extent to which Warburg and
Centerbridge materially participated in the merger negotiations;
                                                            You mention
"updates with respect to the prospective transaction to federal and state regulatory
authorities." However, you do not state when the prospective transaction was first
discussed with the regulatory authorities or clarify the extent to which these communications
were material to the merger negotiations;
                                                            You refer to
"members of the BANC transaction committee." However, you do not
 Jared M. Wolff
Banc of California, Inc.
October 12, 2023
Page 2
              identify the members;
                You indicate that the balance sheet repositioning was initially negotiated as a condition to the merger, but you do not explain who proposed removing the condition or explain why it was ultimately removed;
                Page 77 states that BANC and PACW ceased further discussions from early May to
              June 16, 2023. It also indicates that PACW continued to focus on executing its strategic plan, including a sale of $3.54 billion of lender finance loans on June 22,
              2023. We also note the statement on page Q-5 that "[d]espite these actions helping to increase customer deposits in the later part of the second quarter, as of June 20, 2023,
              PACW was still unable to come back into compliance with the aforementioned liquidity policy guidelines." Please revise to clarify the extent to which PACW's continued non-compliance with its liquidity policy guidelines played a material role in restarting negotiations between PACW and BANC; and
                You state that the "at market" fixed exchange ratio "was calculated to be 0.6569 shares of BANC common stock for each share of PACW common stock" and that it reflected the parties' intention that the transaction would not involve any established premium or discount to any particular party's stock price. However, you do not quantitatively demonstrate how the companies' market capitalizations or other metrics were used to come up with the 0.6569 ratio.
Certain Street Consensus Estimates for BANC, page 111

2. We note your response to comment 14 and reissue the comment. The revised footnote 1 on page 111 simply refers to "assumptions based on historical performance and long-term expectations" instead of identifying and fully describing the material facts and assumptions underlying the projections in the 5 bullet points, including net income growth of 7% in 2025, dividend payout ratio of 29% and annual asset growth of 3% beginning in
         2025. Similarly revise page 112 for the projections in the table under Certain Internal
         Management Projections for PACW.
Combined Company Governance, page 141

3. We note your response to comments 17 and 35 and revised disclosures on page R-2 and elsewhere. You state on page R-2 that the combined company is expected to manage
       liquidity in a similar fashion as BANC   s current management framework,
maintaining
       duration limits as a function of primary liquidity, along with other
critical    Liquidity,
          Funding,    and    Investment    tolerances. Please revise to clarify
whether the combined
FirstName LastNameJared M. Wolff
       company is expected to maintain the approach of PACW's Risk Appetite Statement and
Comapany
       IRR NameBanc      of California,
            Limits set forth            Inc. or whether the expectation is to
use BANC's equivalent
                              on page Q-1,
Octoberpolicies or Page
         12, 2023  develop
                         2 new policies.
FirstName LastName
 Jared M. Wolff
FirstName LastNameJared
Banc of California, Inc. M. Wolff
Comapany
October 12,NameBanc
            2023       of California, Inc.
October
Page 3 12, 2023 Page 3
FirstName LastName
Annex R
Combined Company Supplemental Liquidity Disclosure, page R-1

4. We note your response to comment 36 and revised disclosures included within Annex R beginning on page R-1, including your reference to maintaining certain minimum capital ratios plus the capital buffer. Please tell us whether you expect the combined company will be able to meet capital ratio requirements at time of closing and whether as part of this transaction you are monitoring a preliminary estimate or range of the expected capital ratios of the combined company at the time of closing. Further, consider expanding your disclosures to provide a discussion of such information, which may include a preliminary estimate or range of expected capital ratios of the combined company at the time of closing.
Item 21. Exhibits and Financial Statement Schedules, page II-2

5. We note the legal opinion filed as Exhibit 5.1 states in the second paragraph that it
         "assumed the due authorization by all requisite action..." It also assumes in the third paragraph that "the total number of shares of Company Common Stock and Company
         Series F Preferred Stock issued and outstanding will not exceed the total number of shares of Company Common Stock and preferred stock." Please revise the opinion to remove these assumptions or advise us why you believe they are not overly broad and assume material facts underlying the opinion. We refer you to Item II.B.3.a. of Staff Legal
         Bulletin No. 19.
General

6. Consider revising your filing to include a recent developments section or other disclosure discussing each company's trends, activities, events and, if available, preliminary estimates as of the most recent practicable date. For any preliminary estimates, e.g., as of
         September 30, 2023, consider including both quantitative and qualitative details and discussion in order to understand the preliminary estimates of results of operations and financial condition, as well as an overall discussion of the current economic and interest rate environment and potential material impacts it may have on each company.
       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Arzonetti at 202-551-8819 or James Lopez, Office Chief, at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
 Jared M. Wolff
Banc of California, Inc.
FirstName
October 12,LastNameJared
                2023        M. Wolff
Comapany
Page    4      NameBanc of California, Inc.
October 12, 2023 Page 4
cc:       Sven G. Mickisch
FirstName LastName